UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-37889

                              TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
                              ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the "Company") announced today the resignations of Vangelis G Ikonomou and Alexandros G. Economou from the Company's board of directors (the "Board").  Also, Mr. Stavros Emmanouil has been appointed as a member of the Company's audit committee and the Chairman of the Board.

Attached to this report on Form 6-K as Exhibit 99.1 are the proxy materials for the 2018 Annual Meeting of Shareholders of TOP Ships Inc. (the "Company").

Attached as Exhibit 99.2 to this report on Form 6-K is the proxy card for the 2018 Annual Meeting of Shareholders of the Company.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: November 30, 2018	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 99.1

November 30, 2018

TO THE SHAREHOLDERS OF TOP SHIPS INC.

Enclosed is a Notice of the 2018 Annual Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company"), which will be held at the offices of Central Mare Inc., 1 Vas.Sofias & Meg. Alexandrou Str., Maroussi-Athens 151 24, Greece, on December 19, 2018 at 10:00 a.m. local time, and related materials.

At this Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect two Class II Directors to serve until the 2021 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2018 ("Proposal Two"); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Only holders of record of shares of our common stock, par value $0.01 per share, (the "Common Shares") and shares of our Series D Preferred Shares, par value $0.01 per share (the "Series D Preferred Shares" and, together with the Common Shares, the "Shares") at the close of business on November 21, 2018 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote on the Proposals and 1,000 votes for each Series D Preferred Share then held. The holders of the Common Shares and the Series D Preferred Shares will vote on the Proposals as a single class.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting. You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS DECEMBER 19, 2018

NOTICE IS HEREBY given that the 2018 Annual Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company") will be held at 10:00 a.m. local time on December 19, 2018, at the offices of Central Mare Inc., 1 Vas.Sofias & Meg. Alexandrou Str., Maroussi-Athens 151 24, Greece, for the following purposes, of which Items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class II Directors to serve until the 2021 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2018 ("Proposal Two"); and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on November 21, 2018, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Only holders of record of shares of our common stock, par value $0.01 per share, (the "Common Shares") and shares of our Series D Preferred Shares, par value $0.01 per share (the "Series D Preferred Shares" and, together with the Common Shares, the "Shares") at the close of business on November 21, 2018 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote on the Proposals and 1,000 votes for each Series D Preferred Share then held. The holders of the Common Shares and the Series D Preferred Shares will vote on the Proposals as a single class.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL  BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on November 21, 2018.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Alexandros Tsirikos
Chief Financial Officer

November 30, 2018
Athens, Greece

____________________________________

TOP SHIPS INC.

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 19, 2018

____________________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of TOP Ships Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Central Mare Inc., 1 Vas.Sofias & Meg. Alexandrou Str., Maroussi-Athens 151 24, Greece, at 10:00 a.m. local time on December 19, 2018, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about November 30, 2018, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on November 21, 2018 as the record date (the "Record Date") for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. The Company had issued and outstanding 23,017,467 shares of common stock, par value $0.01 per share (the "Common Shares") and 100,000 shares of our Series D Preferred Shares, par value $0.01 per share (the "Series D Preferred Shares" and, together with the Common Shares, the "Shares"). Each shareholder of record on the Record Date is entitled to one (1) vote for each Common Share and 1,000 votes for each Series D Preferred Share then held. The holders of the Common Shares and the Series D Preferred Shares shall vote on the Proposals as a single class. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the NASDAQ Capital Market under the symbol "TOPS.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The board of directors consists of seven members. As provided in the Company's Third Amended and Restated Articles of Incorporation, as amended, the board of directors has been divided into three classes and each director is elected to serve for a three-year term. Directors elected to the board serve until the annual meeting of shareholders three years after their election or until a director's successor is duly elected.  The terms of the directors in Class II expire at the Meeting.  The terms of the directors in Class III will expire at the 2019 Annual Meeting of Shareholders and the terms of the directors in Class I will expire at the 2020 Annual Meeting of Shareholders.

The board of directors has nominated Paolo Javarone, currently Class II Directors, whose terms expire at the 2018 Annual Meeting of Shareholders or whenever their successor is duly elected, and Konstantinos Karelas, currently a Class I director but who will resign as of the date of the Meeting and stand for election as a Class II director in order for the Company to maintain, as provided under the Company's bylaws, a board of directors as nearly equal in number as the then total number of directors consisting the entire board permits.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that each nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age
Paolo Javarone	45
Konstantinos Karelas	46

Paolo Javarone has served on the board of directors since September 1, 2014. Mr. Javarone is a member of the Italian Shipbrokers Association. From 2000, Mr. Javarone has been working for Sernavimar S.R.L., one of the most reputable shipbroking houses in Italy, which cooperates with many of the oil major companies and trading associations of the industry. From 1994 to 2000, Mr. Javarone worked for Genoa Sea Brokers in the tanker wing of the company specializing in clean petroleum products and edible markets. Previously, Mr. Javarone worked for S.a.n.a. Eur, a company based in Rome Italy, where he was tasked with supplying energy and offshore supply. Before S.a.n.a., Mr. Javarone worked for Sidermar di Navigazione S.P.A. in the dry cargo field. Mr. Javarone holds a Shipbroker degree from National Agents Association Shipbroking School in Italy and a degree in Shipping Economics and Law from Nautical Maritime School in Italy.

Konstantinos Karelas has served on the board of directors and has been member of the Audit Committee since April 2014. Since 2008, Mr. Karelas has served as the President and CEO of Europe Cold Storages SA, one of the leading companies in the field of refrigeration logistics.

Audit Committee. The Company's board of directors has established an Audit Committee, which is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The Audit Committee currently consists of Alexandros G. Economou, Konstantinos Karelas and Paolo Javarone.

Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting the selection of Deloitte Certified Public Accountants S.A. ("Deloitte") as the Company's independent auditors for the fiscal year ending December 31, 2018.

Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company's latest annual report to shareholders (the "Annual Report") and this Proxy Statement are available on the Company's website at www.topships.org. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company's Annual Report. To request a copy, please call Top Ships Inc. at (011)-30-210-812- 8180, or write to Alexandros Tsirikos at Top Ships Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece.

By Order of the Board of Directors

Alexandros Tsirikos
Chief Financial Officer

November 30, 2018
Athens, Greece

EXHIBIT 99.2

TOP SHIPS INC.
1,VAS SOFIAS & MEGALEXANDROU
MAROUSSI 15124
ATHENS, GREECE

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

1 OF 2
1 1

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 0000000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

PAGE 1 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 Paolo Javarone   02 Konstantinos Karelas

The Board of Directors recommends you vote FOR the following proposal:

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date   JOB #   Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

02 0000000000

0000391671_1 R1.0.1.17

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com

TOP SHIPS INC.
Annual Meeting of Shareholders
December 19, 2018 10:00 AM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Evangelos Pistiolis and Alexandros Tsirikos, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of TOP SHIPS INC. that the shareholder(s) are entitled to vote at the Annual Meeting of Shareholder(s) to be held at 10:00 AM, Local Time on December 19, 2018, at the offices of Central Mare Inc., 1 Vas Sofias & Meg Alexandrou Str, Maroussi Athens 15124 Greece, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

0000391671_2 R1.0.1.17